UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 under the

Securities Exchange Act Of 1934

For the month of April 2020

Commission File Number 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act.

This Form 6-K contains forward-looking statements within the meaning of the Exchange Act and the Securities Act. You can find these statements by looking for words or expressions such as “could”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “goal”, “seek”, “project”, “strategy”, “future”, “likely”, “should”, “will”, “would”, “may”, or other similar expressions referring to future periods. Forward-looking statements are based only on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance, or events may be materially different from those in the forward-looking statements due to, without limitation, the factors identified in "Cautionary Statement with Respect to Forward-Looking Statements", "Item 3. Key Information - 3.D Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our most recently filed Form 20-F. Any forward-looking statement made by us in this Form 6-K is based only on information currently available to us and is made only as of the date on which it is made. We are not under any obligation to, and we expressly disclaim any obligation to, update or alter any forward-looking statements contained herein whether as a result of new information, future events or otherwise.

On March 25, 2020, the U.S. Securities and Exchange Commission (the “Commission”) issued an order (Release No. 34-88465) (the “Order”) under Section 36 of the Exchange Act (modifying and superseding Release No. 34-88318 issued on March 4, 2020), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of COVID-19. The Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such a registrant, is exempt from any requirement to file or furnish materials with the Commission under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, where certain conditions are satisfied. Credicorp Ltd. (the “Company”) will be relying on the Commission’s Order to request an extension of the filing of its Annual Report on Form 20-F for the year ended December 31, 2019.

Due to the circumstances related to COVID-19, on March 15, 2020, the government of Peru declared a national state of emergency. Under the state of emergency, Peru enacted a mandatory quarantine, from March 16, 2020, at which point the government of Peru closed all international borders (land, air, and maritime) and suspended all interprovincial travel within Peru (land, air, and river). The state of emergency also includes a prohibition of large gatherings, the institution of a curfew, and limitations on the use of private vehicles, among other limitations. The government of Peru has extended the quarantine and curfew until May 10, 2020, and has directed the military to detain any persons in noncompliance with these restrictions as well as imposing fines. The prohibition of large gatherings, the institution of a curfew, and limitations on the use of private vehicles, among other limitations, has limited access to our facilities by executives, support staff and professional advisors. As a result of these factors, the preparation of our Annual Report on Form 20-F has been impacted. As a result, the Company believes that the Annual Report on Form 20-F, including our audited financial statements in xBRL format, will be delayed past April 30, 2020.

The Company will continue working to complete all necessary processes to file the Form 20-F as soon as possible. The Company expects to file the Report within the time frame of the extension, on or before June 15, 2020.

In light of the current COVID-19 pandemic, the Company plans to include the following Risk Factor in its Annual Report on Form 20-F, which may be updated prior to filing depending on any change in circumstances:

“Our business and results of operations could be negatively impacted by public health crises beyond our control.

The ongoing outbreak of a novel strain of coronavirus disease (COVID-19) has resulted in extended shutdowns of businesses around the world.  Further, while initially concentrated in China, the outbreak has spread to other countries, including to Peru and other countries in which the Company does business. The outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disrupted business operations, as well as resulting in prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, and general concern and uncertainty. On March 15, 2020, the government of Peru declared a national state of emergency, enacting a mandatory quarantine, closing all international borders (land, air, and maritime) and suspending all interprovincial travel within Peru (land, air, and river). The state of emergency also includes a prohibition of large gatherings, the institution of a curfew, and limitations on the use of private vehicles, among other limitations. The government of Peru has extended the quarantine and curfew until May 10, 2020, and has directed the military to detain any persons in noncompliance with these restrictions as well as imposing fines. These measures have limited access to our facilities by our executives, support staff and professional advisors, and many of our clients are facing the same or similar restrictions on their own operations. While the Peruvian government has declared that the state of emergency will last until mid-May, there can be no assurance that such period will not be extended for a longer period. As a result, the pandemic and preventative or protective actions that governments take to control the pandemic are having a substantial adverse impact on business, commerce, travel, spending (including capital spending) and normal activities, and is likely to continue to have such an impact for an uncertain time period in the future.  This has resulted in a period of business disruption, in Peru and globally, adversely impacting our operations and the operations of our clients. While we have not yet been able to measure its impact, our management anticipates that lower macro-economic expectations for the Peruvian and global economies, lower interest rates and special solutions offered to certain of our clients in this market environment, as well as lower levels of business activity during the lockdown period, will have a negative impact on our sources of income, as well as deteriorate our loan portfolio in specific segments, generating a material negative impact on our provisions.  The negative impact on our businesses and on the creditworthiness of our clients could have a material adverse effect on our results of operations and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2020

CREDICORP LTD.
(Registrant)

	By:	/s/ Miriam Böttger
Name: Miriam Böttger
Title: Authorized Representative